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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALBEMARLE CORPORATION

(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	001-12658 (Commission File Number)	54-1692118 (IRS Employer Identification No.)

451 Florida Street, Baton Rouge, Louisiana 70801

(Address of principal executive offices, including Zip Code)

Karen G. Narwold, Esq. (225) 388-8011

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Pursuant to Rule 13p-1 (17 CFR 240.13p-1) under Section 13(p) of the Securities Exchange Act of 1934, as amended, Albemarle Corporation (the “Company”) submits this § 249b.400 Form SD, specialized disclosure report (“Form SD”).

As defined in Form SD, the term conflict mineral means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. Tungsten, in the form of tungstic acid, is necessary to the functionality or production of certain refinery catalyst solutions manufactured by the Company.

The Company has conducted a good faith reasonable country of origin inquiry with respect to the tungsten used in its catalysts for 2013. Based on its country of origin inquiry, the Company has no reason to believe that any of the tungsten necessary to the functionality or production of such catalysts manufactured by the Company in 2013 originated in the Democratic Republic of the Congo or any adjoining country (as defined in Form SD).

In order to make its determination with respect to the country of origin of its tungsten, the Company undertook the following inquiry:

•	Identified all suppliers of tungsten to the Company (two suppliers);

•	Conducted basic searches through internet search engines for the purpose of discovering publicly available sources linking such suppliers with the Democratic Republic of Congo or any adjoining country;

•	Reviewed the company raw material statement on the website of one of the suppliers;

•	Obtained representation letters from each of the Company’s suppliers certifying that each such supplier’s tungsten did not originate in the Democratic Republic of Congo or any adjoining country or come from recycled or scrap sources and indicating the facility at which its tungsten was processed;

•	Obtained representations from one of the suppliers with respect to its “conflict-free” designation by an industry group; and

•	Visited the plant of one supplier and inspected the raw material storehouse and found all the material to be bagged in similar bags with all labeling in the native language of such supplier.

This conflict minerals disclosure is available on the Company’s website at www.albemarle.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALBEMARLE CORPORATION

Date: May 30, 2014	By:	/s/ Karen G. Narwold
Senior Vice President, General Counsel, Corporate & Government Affairs, and Corporate Secretary

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